Central Puerto



# COMPANY PRESENTATION

April 2018

# Disclaimer

Additional information about Central Puerto can be found in the Investor Support section on the website at www.centralpuerto.com .

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of Central Puerto, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission or an exemption from such registration.
Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.
This presentation contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Cautionary Statements Relevant to Forward-Looking Information
This presentation contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this presentation as "forward-looking statements") that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "anticipate," "believe," "could," "expect," "should," "plan," "intend," "will," "estimate" and "potential," and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.
Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company's business can be found in the Company's public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA
In this presentation, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of non-continuing operations.
Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company's management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.
Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:
- Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
- Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
- Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
- although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
- although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
- other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company's consolidated financial statements in accordance with IFRS [and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Convenience Translations
The translations into US dollars in the table under this presentation have been made for convenience purposes only, and, given the significant exchange rate fluctuation during 2016 and 2017, you should not place undue reliance on the amounts expressed in US dollars The US dollar translations should not be construed as a representation that the peso amounts have been or may be converted into US dollars at the rate indicated in the table above or at any other rate.

## CENTRAL PUERTO AT A GLANCE

WHY CENTRAL PUERTO

APPENDIX

# Central Puerto at a glance

## *Key highlights*


Central Puerto

- Largest private sector power generator in Argentina, with a total installed capacity of 3,663MW[1]
- Geographically and technologically diversified operating assets
- Largest private player[2] in 3 companies operating combined cycles totaling 2,554 MW under a consortium with other generators ("FONINVEMEM" or "FONI"), enhancing the Company's portfolio
- Potential to continue improving operating assets' profitability
- Attractive growth profile, with 703 MW of awarded capacity with PPAs with CAMMESA and potential contracts with large power users
- Strong cash flow generation and financial position

Source: company information

[1] Measured by energy generated. Installed capacity excluding FONI plants; [2] Central Puerto has a 1st minority equity interest in TJSM and TMB and a 56% equity interest in CVOSA

# Central Puerto at a glance *(cont'd)*

## ***Operating and financial highlights***

### Generation assets and potential projects breakdown by technology (MW)[1]



Base
Hydro
Combined Cycle
Steam Turbines
Co Generation
Renewables
Additionally owns stakes in 3 companies operating combined cycles totaling 2,554 MW(2)
3,663
46
1,069
1,107
1,441
Awarded and under construction / development
280
423
+703 MW
4,366
280
469
1,069
1,107
1,441
Potential Projects
1,456
347
+1,803 MW
6169
627
469
1,069
2,563
1,441
(=) Current capacity
(+) Wind new projects under construction / development
(+) Co-generation projects under construction
(=) Adj. Current and awarded capacity
(+) Thermal potential projects3
(+) Renewable potential projects4
(=) Total potential capacity

### Financial highlights for continuing operation (Full year 2017)[5]

| Net Revenues | Adj. EBITDA[6] | Adj. EBITDA[6] + FONI Collections |
|---|---|---|
| **US$362 mm** | **US$209 mm** | **US$227 mm** |
| *AR$5,957 mm* | *AR$3,439 mm* | *AR$3,741 mm* |

Figures do not reflect the **Energía Base capacity price increases** applied in May-17 and Nov-17 on a full period basis. Figures do not include discontinued operations (La Plata Plant)

Source: Company information

1 Considers 100% of the capacity of each asset, excluding FONI plants; 2 CEPU is the largest private player in 3 companies operating combined cycles totaling 2,554 MW under a consortium with other generators ("FONI"); 3 Considers potential expansion projects of combined cycle plants with an aggregate projected installed capacity of 1,456 MW of electricity, which Central Puerto partially plans to support with three gas turbines it has already acquired, which totals an installed capacity of 969 MW operating under a simple cycle configuration, and land rights which Central Puerto has already obtained; 4 Considers projects which Central Puerto expects to submit bids in potential future rounds of RenovAr Program (Cerro Senillosa: 100MW; Picún Leufú: 100MW) and potential projects for which Central Puerto has already requested energy dispatch priority, although CAMMESA has partially granted it yet: (i) Achiras II: additional 50 MW to be granted (CAMMESA has already granted 30 MW); (ii) La Genoveva II: 97.02MW to be granted); 5 Full year 2017. Financial figures do not include results from discontinued operations (as of December 2017, the La Plata Plant was classified as held for sale, and its results as discontinued operations). Financial figures converted from AR$ to US$ at an AVG FX of 16,45 for 2017. 6. See "Disclaimer – Adjusted EBITDA".

# Central Puerto at a glance *(cont'd)*

## ***Portfolio of generation assets***

### Current geographic footprint



3
11
7
9
10
4
8
1
5
6
12
2

***Region accounts for ~62% of Argentina's demand for electricity[1]***

***The plants in this region will total 4800 MW (69%) of our portfolio***

| | Installed capacity (MW)[2] | In operation | Under construction / development | FONINVEMEM |
|---|---|---|---|---|
| 1 | Puerto | 1,714 | - | - |
| 2 | Piedra del Aguila | 1,440 | - | - |
| 3 | Lujan de Cuyo | 509 | 93 | - |
| 4 | San Lorenzo | - | 330 | - |
| 5 | La Castellana | - | 99 | - |
| 6 | Genoveva I | - | 87 | - |
| 7 | Achiras | - | 48 | - |
| 8 | Manuel Belgrano | - | - | 873 |
| 9 | San Martin | - | - | 865 |
| 10 | Vuelta de Obligado | - | - | 816 |
| 11 | Achiras II | - | 30 | - |
| 12 | La Castellana II | - | 16 | - |
| | Total | 3,663 | 703 | 2,554 |

■ Assets currently in operation ■ Assets under development ■ Central Puerto equity interest in companies operating FONI plants

Source: Company information and CAMMESA
[1] Demand for 11M17 based on CAMMESA's monthly report. Includes Gran Buenos Aires, Buenos Aires and Litoral; [2] Considers 100% of the capacity of each asset

CENTRAL PUERTO AT A GLANCE

## WHY CENTRAL PUERTO

APPENDIX

## Largest private sector power generator in Argentina with a diversified portfolio of high quality assets

***Largest private sector power generator in Argentina with a diversified asset base***

### Private sector power generation market shares (GWh)

**SADI's total power generation by private sector companies and market share, Jan-Dec 2017**



19%
17%
17%
17%
30%
16,464
14,120
14,163
14,829
25,182
Central Puerto
Pampa energía
PETROBRAS
AES
enel
Other

### Balanced portfolio with different technologies in place…



39%
34%
26%
1%
Technology type
Hydro
Combined Cycle
Steam Turbines
Co Generation

**3,663 MW**
Installed Capacity[1]

### … coupled with fuel sources diversification

**Thermal generation by fuel type, 2017**



70%
17%
13%
Natural Gas
Gas Oil
Fuel Oil

**12,763 GWh**
Power generated in 2017 by thermal units

**Only 8% of capacity relies exclusively on natural gas supply[1,2]**

Source: Company information. [1] Excludes FONI Plants; [2] Lujan de Cuyo's Siemens Combined Cycle unit (306 MW installed capacity) is CEPU's only unit relying exclusively on natural gas

# Largest private sector power generator in Argentina with a diversified portfolio of high quality assets (*cont'd*)

## *High quality assets with strong and stable operational performance*

### Assets with high availability…



Average availability of thermal units
Central Puerto
Market average[1]
76%
80%
79%
77%
91%
73%
74%
72%
72%
79%
2013
2014
2015
2016
2017

### …a strong generation track record…



Power generated (TWh)
Hydro
Thermal
16.9
16.8
17.7
15.5
16.5
12.3
12.7
12.9
13.2
12.7
4.6
4.1
4.7
2.4
3.7
2013
2014
2015
2016
2017
Historical low hydrological levels affected Piedra del Aguila's generation in 2016 and 2017

### … access to fuel and water storage…

**Fuel Oil**
- 32,000 tons of storage capacity
  - Equivalent to 6.3 days of consumption

**Gas Oil**
- 20,000 tons of storage capacity
  - Equivalent to 5.7 days of consumption

**Water (HPDA)**
- 12 bn $m^3$ of water, of which 50% are usable
  - Equivalent to 45 days of consumption

***Critical assets due to their large storage capacity***

### … and high efficiency



Heat rate (Kcal/KWh)[2]
1,604
1,567
1,617
1,692
2,456
2,837
2,605
2,426
Combined Cycle
Steam Turbines
Central Puerto
AES
ENEL
Pampa Energia

Source: Company information, CAMMESA
[1] Average market availability for thermal units; [2] Considers units operating only with natural gas

# *Argentina's energy generation is under capacity constraints while consumption continues to grow*

## Power demand in Argentina has been growing for the past 20 years

Growing demand

- Increasing demand with inefficient generation
- 20 years of power demand growth
- Demand growth picks up with activity
- Narrow gap between available capacity and peak demand

### Power demand by MEM agents

*(TWh)*


'11-'17 CAGR = 2.7%
117
121
125
126
132
133
136
2011
2012
2013
2014
2015
2016
2017
+4.0%
+3.3%
+1.0%
+4.5%
+0.7%
+2.6%

### Power demand growth vs real GDP growth

*(last 20 years)*


Power demand Growth (%)
Demand growth = 0.36 x Real GDP growth + 3.0%
10%
08%
05%
03%
00%
(03%)
(05%)
Real GDP Growth (%)
(13%)
(08%)
(03%)
03%
08%
13%

Source: CAMMESA, IMF

Attractive growth profile (cont'd)

## *Central Puerto's growth strategy based on 3 clear pillars*

Central Puerto

**A Expansion in conventional energy** + **B Expansion in renewable energy** + **C Industry normalization**







**A – Expansion in conventional energy**

- New awarded thermal projects to add 423MW of contracted capacity
- Capacity increase through new auctions or contracts with private players (combined cycles)
- Government authorized the sale of its interests in FONI and other power plants[1]
  Central Puerto[2] may exercise its right of first refusal for the sale of the FONI thermal assets operated by TMB and TJSM

**B – Expansion in renewable energy**

- Central Puerto's goal is to become the #1 renewable energy generator in Argentina
- 280 MW awarded capacity (234 MW of PPA with CAMMESA, and 46 MW with large users (MATER)
- Benefit from Argentina's natural conditions for renewables generation
- Participate in Argentine government's future auctions, and opportunities to sell power to private consumers[3]

**C – Industry normalization**

- Potential upside from price increases to close remaining price gap between Energía Base and new auctions
- Remuneration of hydro power remains below thermal levels
- Well positioned for the potential business opportunity related to the shifting back of fuel purchases to generators
- Monitor opportunities to participate in term market for conventional generation, if reopened by Argentine government

***Central Puerto offers growth potential in installed capacity coupled with increasing profitability***

[1] Dec. 882/2017; [2] And other shareholders; [3] Law 27,191 allows the execution of contracts with large users in the term market for renewable sources (Res. 281-E/17)

Attractive growth profile (cont'd)

## *New awarded thermal projects to add 423MW of contracted capacity*

A Conventional energy


1
2

| | 1 Expansion of Lujan de Cuyo | 2 Terminal 6 San Lorenzo |
|---|---|---|
| Power capacity | 93 MW (for the winter) | 330 MW (for the winter) |
| Technology | Cogeneration | Cogeneration |
| Capex | US$91mm (US$45mm already disbursed)[2] | US$284mm (US$42mm already disbursed)[3] |
| Expected COD | November 2019 | May 2020 |
| Contract term | 15 years | 15 years |
| Awarded energy price [capacity + variable] | 17,100 US$/MW per month + 8 US$/MWh[1] | 17,000 US$/MW per month + 8 US$/MWh (NG)[1] 10 US$/MWh (GO)[1] |
| Steam off-taker | YPF | T6 Industrial S.A.[4] |
| ✓ | Existing facilities can accommodate the additional capacity without any major restructuring | Uses one of the 4 turbines already purchased by Central Puerto |
| ✓ | New steam contract to replace the current one, which still has 2 years until expiration | Location inside Terminal 6's premises |

***PPAs for these projects were executed on January 4th, 2018***

**Central Puerto was awarded 22% of the total granted capacity, more than any other bidder in Res. 287/2017 auction**

Source: Company information; [1] Excluding fuel cost; [2] Related to two additional Siemens gas turbines acquired by Central Puerto [3]Includes US$41.9mm for a gas turbine which has been already acquired by Central Puerto; [4] Terminal 6 composed of Aceitera General Deheza and Bunge

Attractive growth profile (cont'd)

# *Central Puerto is well positioned ahead of future auctions*

A Conventional energy

## Government targets significant capacity additions



Target conventional capacity addition[1]
10.0
Awarded during 2016 and 2017
4.7
Remainder to reach target
5.3
5.3GW
of conventional capacity yet to be auctioned

## Turbines and land for future projects

- **To further enhance its position ahead of future auctions, Central Puerto has already acquired gas turbines and land**
- **3 new heavy-duty gas turbines acquired totaling 969 MW**
- Successful track record in auction processes being awarded **703MW of installed capacity[3] since 2016**

**Gas turbines**

| Manufacturer | GE | SIEMENS x2 |
|---|---|---|
| Capacity | 373MW | 298MW x2 |
| Technology | Series H | Series F |

High efficiency, latest generation turbines

**Land**

Land → 130 ha in Buenos Aires Province

***Total CapEx: US$134mm***

Source: Company information, news run

[1] Includes 2.9GW awarded under Res. 21/2016 and 1.8GW awarded under Res. 287/2017; [2] Considers investment in the 3 turbines and the 130 ha of land in Buenos Aires Province; [3] Thermal and renewable energy

Attractive growth profile (cont'd)

# *As the largest private holder and operator of the FONINVEMEM plants Central Puerto is well positioned for potential strategic opportunity*

A Conventional energy

## Cash Flow form FONINVEMEM receivables[5]



108
82
88
80
76
73
69
65
62
58
18
61
88
21
20
4
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
TJSM & TMB
CVOSA

## Receivables as of March 31, 2018

- FONINVEMEM receivables associated to CVOSA totaled approximately **US$ 545.8 million**
  - This capital accrues an interest of 30 days LIBOR + 5%
  - The remaining installments were 120, with the first collection in May 2018
- FONINVEMEM receivables associated to TJSM and TMB totaled approximately **US$ 38.6 million**
  - This capital accrues an interest of 360 days LIBOR + 1%
  - The remaining installments were 25 monthly

## Assets under the FONINVEMEM program

| | San Martín | Manuel Belgrano | Vuelta de Obligado |
|---|---|---|---|
| Plant overview | Combined cycle | Combined cycle | Combined cycle |
| | 865MW | 873MW | 816MW |
| | COD: 2010 | COD: 2010 | COD: March18 |

Ownership[1] structure of the operating companies

San Martín:



Other
24%
31%
Central Puerto
1st minority
20%
25%
AES
enel 2

Manuel Belgrano:



Other
24%
31%
Central Puerto
1st minority
20%
25%
AES
enel 2

Vuelta de Obligado:



Other
44%
56%
Central Puerto

***10 years after COD, private shareholders' interest will be diluted*** *since the Argentine Government will be incorporated as a shareholder*[4]

Source: Company information, CAMMESA

[1] Represents private sector ownership; [2] Enel includes Enel Generación Costanera S.A., Central Dock Sud S.A. and Enel Generación El Chocón S.A.; [3] And other shareholders; [4] 10 years after COD of each company (which will occur on Feb-20 for TJSM, Jan-20 for TMB and March 2018 for CVOSA), each company is entitled to receive property rights to such power plants from the respective trusts currently holding such power plants. At such time, since the Argentine government financed part of the construction, it will be incorporated as a shareholder of TJSM, TMB and CVOSA, and private shareholders' interests in TJSM, TMB and CVOSA may be diluted; 5 Cash Flow from this receivables calculated with the LIBOR rates as of March 31, 2018: 360-days LIBOR: 2,979%; 30-days LIBOR: 1,88313%

# Attractive growth profile (cont'd)

Renewable energy

## *...and leverage opportunities in an improved regulatory environment that fosters investments*

**Regulations**



Minimum renewable energy share of total consumption
8%
12%
16%
18%
20%
2017
2019
2021
2023
2025

- To promote renewable energy, a Promotional Regime was enacted
  - Energy must be intended for the WEM
  - Projects must be related to the rendering of public services
- Larger users (+300kW) will need to gradually increase the purchase of energy from renewable sources, meeting specific goals

**Principal Tax Benefits**

- Early refund of the Value Added Tax (VAT) of the project's new assets
- Accelerated asset depreciation for income tax purposes
- Tax certificate equal to 20% of the value of electromechanical components made in Argentina, under certain conditions

**Renewable energy capacity to be added**



10.0
1.1
1.3
1.1
0.3
5.3
Target renewable capacity addition
Awarded under RenovAR 1
Awarded under RenovAR 1.5
Awarded under RenovAR 2.0
Round 1 MATER
Remainder to reach target

**5.3 GW** of renewable capacity yet to be auctioned or added in the private market by 2025

Source: Company information, Ministry of Energy

Attractive growth profile (cont'd)

## *Development of awarded renewable energy projects*

B Renewable energy

### Central Puerto's awarded wind farm projects[1]

| | | RenovAr Program | | | Term Market (MATER) | |
|---|---|---|---|---|---|---|
| | | 1 La Castellana | 2 Achiras | 3 La Genoveva I | 4 La Castellana II | 5 Achiras II |
| Capacity | | 99 MW | 48 MW | 86.6 MW | 15.75 MW | 30 MW |
| Estimated Capex | | US$148mm | US$74mm | US$105mm | US$19mm | US$38mm |
| Expected COD | | July 2018 | May 2018 | May 2020 | July 2019 | March 2020 |
| Equipment | | 32x units of 3.15MW | 15x units of 3.2MW | 25x units of 3.46MW | 5 units | 8 units |
| Awarded Price | Starting | 61.50 US$/MWh | 59.38 US$/MWh | 40.90 US$/MWh | Contractual conditions currently under negotiation | |
| | Adjustments | Annual adjustment factor + incentive factor | | | | |
| PPA Signing Date | | January 2017 | May 2017 | Expected May 2018 | | |
| Term | | 20 years starting on COD | | | | |
| Funding | Committed | ✔ | ✔ | | | |
| | Type | Equity and project finance | | | | |



Source: Company information

[1] Equity stake in wind farms La Castellana and Achiras owned through CP La Castellana S.A.U. and CP Achiras S.A.U., respectively. La Castellana II and Achiras II projects will be developed through CPR Energy Solutions S.A.U.; La Genoveva I will be developed through Vientos La Genoveva S.A.U.;

# Attractive growth profile (cont'd)

## *The Argentine Government is adjusting the regulatory framework to attract private investment*

| 2016 - 2017 | 2018/2019 |
|---|---|
| **Transition scheme** | **Industry normalization** |

**Transition scheme**

- Goal is to improve sector sustainability
- Fixed capacity price increase under *Energía Base* framework
- Regularization of CAMMESA's payables to generators
- Increased and set prices in US$ and established cash remuneration
- Enabled private parties to sign PPAs for renewable energy provision

**Industry normalization**

- Potential changes under discussion:
  - Price convergence of Energía Base to new energy auction prices
  - Responsibility of buying fuel will be potentially shifted back to generators
  - Potential re opening of the term market for conventional generation

## Attractive growth profile (cont'd)

### ***The Argentine government is increasing remuneration to generators***

C Industry normalization

**Key changes in the Energía Base framework**

**Average Monomic Price Received for the Energy Sold under Energía Base Framework (US$/MWh)**

***Monomic price without fuel***



Increase in US$ of 70.7%
10.51
13.45
17.94
2015
2016
2017
AR$¹: 137.00
213.78
334.53

Further increase in 2018 on the back of a fixed capacity price increase in Nov-17

***Consumer end-price components***



Generators' monomic price
Fuel cost
VAD²

Source: Company information

[1] Converted from ARS at an end of period FX of 13.04, 15.89 and 18.65 for 2015, 2016 and 2017, respectively. Increase in AR$ of 144.2%; [2] Valor agregado de distribución (*distribution added value*)

## Attractive growth profile (cont'd)

## *Price increases for Energía Base are narrowing the gap with prices awarded in new energy auctions*

C Industry normalization

### Energía Base price evolution (US$/MW month)[1]



Average Res. 21/2016
20,951[3]
Average Res. 287/2017
20,568[3]
Price Convergence
Significant price gap, even when conservatively compared with the lower end of recent auctions prices
Energía Base – Thermal[2]
4,367
6,000
7,000
+ 60%
Feb/Apr-17
May/Oct-17
After Nov-17

**Government increased remuneration for Energía Base thermal generation in May-17 and Nov-17, but there is still a large gap with prices observed in recent auctions**

Source: Company information and Ministry of Energy.
[1] Prices are denominated in US$; [2] Average of the prices of: large CC (>150MW), large steam turbine (>100MW) and small steam turbine (<100MW); [3] Weighted average by capacity

Attractive growth profile (cont'd)

## *Central Puerto expects to benefit from an additional operating margin if the responsibility of buying fuel is shifted back to generators*

C Industry normalization

**Central Puerto's scale and leadership position provides for potential to capture margins on fuel purchases**

**Fuel Purchases[1] (US$mm)**


832
319
Fuel Oil
422
Natural Gas
91
Gas Oil
2017

Prior to 2009, Central Puerto generated **gains resulting from savings in the purchase of fuel oil,** equal to the difference between the cost of fuel oil actually paid by CAMMESA and the cost of fuel oil to Central Puerto

For the recently-awarded San Lorenzo co-generation project, Central Puerto **obtained quotes for natural gas at a price 10% lower than the current reference price established by CAMMESA**

***CEPU would expect to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given its scale as the largest private sector power company in Argentina and the diverse and strategic location of its power assets***

Source: Company information

[1] Taking into account 2016 fuel used at December 28th 2017 prices

# Strong cash flow generation and financial position

## *US$ based revenues supported by additional FONINVEMEM cash flows*

### Net revenues from continuing operations (US$mm)[1,2]



In AR$mm:
3,563
+67.2%
5,957
+50.8%
240
362
2016
2017

### Adjusted EBITDA form continuing operations (US$mm)[1,2]



In AR$mm:
2,342
+46.8%
3,439
Margin:
58%
66%
+32.4%
158
209
2016
2017

### Expected payments from FONI receivables[3] (US$mm)



82
61
21
108
88
20
88
4
80
76
73
69
65
62
58
18
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
TJSM & TMB
CVOSA

- ✓ *Receivables related to CVOSA are accounted for in ARS and will be converted to US$ at a 3.97 ARS/US$ rate*
- ✓ *FX difference and recognition of accrued interest will trigger a taxable gain, part of which will be payable in 2018*

***Payments from FONINVEMEM receivables provide additional liquidity to that generated by Central Puerto's funds from operations***

### Capital expenditures (US$mm)

- Optimization of maintenance expenditures: long-term contracts in place with manufacturers, with periodic preventative and predictive tasks
- Adjusted EBITDA already contemplates certain maintenance expenses accounted for as operating costs

Anticipated maintenance capital expenditure[4]



14
7
7
2018E
2019E
2020E

Source: Company information
[1] figures converted from AR$ to US$ at an AVG Financial figures do not include results from discontinued operations (as of December 2017, the La Plata Plant was classified as held for sale, and its results as discontinued operations).Financial FX of 14,84 and 16,45 for 2016 and 2017, respectively; See "Disclaimer – Adjusted EBITDA" above for further information. [2] Figures do not include result from discontinued operations; [3] Assumes fixed 30 and 360 day LIBOR rates as of March 31, 2018 to calculate future FONI payments payments by plant for illustrative purposes. Reflects pre-tax payments; [4] Inclusive of both estimated and committed monies

# Additional sources of funding and non-core assets

## *Favorable financial position and potential cash from non-core assets*

### Significant cash events


Dividend of Ps.0.7 per common share to be defined on April 27, 2018 by the shareholders 5
Ps. 231 million in dividends from TGM3,4 to be collected
1200.0
31.5
52.5
11.5
1190.5
Cash as of Dec 31, 2018
La Plata Plant Sales
Dividends to pay (5)
Dividends to collect (5)
Total

### Corporate and subsidiaries debt


As of December 31, 2017 we had less than Ps. 0.5 million in financial debt in the corporate level
Corporate Debt
Debt from subsidiaries
Total Debt as Dec 31, 2017

### Central Puerto may receive potential cash flow from non-core assets

**Ecogas**

- One of the largest natural gas distributor in Argentina, with almost 11.75% volume share in the country with a network of 31,125km covering ~1.3mm clients
- The Market Cap of DGCU as of April 11, 2017 was approximately US$ 627 million[5]


ECOGAS

**Cash position and liquidity events can support awarded thermal projects with no additional debt requirements[5]**

Source: Company information
[5] On April 16, 2018, the shareholder meeting of TGM, approved the distribution of dividends in a amount of Ps. 1,153.2 million. Accordingly, Central Puerto will receive approximately Ps. 231 million in dividends and other minor concepts . (5) These figures were converted to US$ dollars using a FX rate of Ps. 20,168, the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas) as of April 11, 2018 (last available data).

# Stock and ADR performance since IPO

## *CEPU ADRs' performance show in a volatile context shows the market's confidence*

### CEPU remained above the initial price and with good liquidity levels



15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
ADR Price (in US$)
+3.4%
-5.9%
S&P 500 Index
CEPU

- ***Since the IPO, CEPU gained +3.4%, and remained almost always above the deal price of US$ 16.5***
- ***The average volume since the transaction was US$ 4,51 million***

Source: Company information
Analysis between February 1, 2018 and April 10, 2018 (last available data)

CENTRAL PUERTO AT A GLANCE

WHY CENTRAL PUERTO

# APPENDIX

**Adjusted EBITDA Reconciliation**

Stock and ADR performance since IPO

## *CEPU ADR performance show the confidence in the pricing*

### Adjusted EBITDA Reconciliation

| | 2017 |
|---|---|
| **Net Income of the year** | **Ps. 3,494** |
| Finance Expenses | 698 |
| Finance Income | -932 |
| Share of the profit of associates | -715 |
| Income tax expense | 1,052 |
| Depreciation and Amortization | 327 |
| Discontinued operations | -485 |
| **Adjusted EBITDA (in Ps.)** | **Ps. 3,439** |
| | |
| Average FX rate 2017 (Ps. Per US$) | Ps. 16.45 |
| **Adjusted EBITDA in US$** | **US$ 209** |

- ***Total EBITDA for the year was Ps. 3,439 million, or approximately US$ 209 million***
- ***Financial figures converted from AR$ to US$ at the AVG FX[1] 16,45 for 2017***

Source: Company information
1 AVG FX was calculated using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas)



Central Puerto